Filed by Vector Group Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j) under the
Securities Exchange Act of 1934
Subject Company: New Valley Corporation
Commission File No. 1-2493
November 7, 2005
      THE INFORMATION IN THIS SUPPLEMENT MAY CHANGE. WE MAY NOT COMPLETE THIS OFFER AND ISSUE SHARES OF OUR COMMON STOCK UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION TO WHICH THIS SUPPLEMENT RELATES IS EFFECTIVE. THIS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL SHARES OF OUR COMMON STOCK, AND WE ARE NOT SOLICITING OFFERS TO EXCHANGE OUR SHARES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
Supplement
to the Offer by VGR Holding Inc.
to Exchange
0.461 of a Share of Common Stock
of
Vector Group Ltd.
for
Each Outstanding Common Share
of
New Valley Corporation
        THIS OFFER, AND YOUR RIGHT TO WITHDRAW COMMON SHARES OF NEW VALLEY CORPORATION YOU TENDER INTO THIS OFFER, WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, DECEMBER 9, 2005, UNLESS WE EXTEND THIS OFFER.
      This Supplement amends and supplements the offer by VGR Holding Inc., a direct wholly-owned subsidiary of Vector Group Ltd., or Vector, to exchange 0.461 shares of Vector common stock for each outstanding common share of New Valley Corporation, or New Valley, that is validly tendered and not properly withdrawn prior to the expiration of the offer, on the terms and conditions contained in the Prospectus dated October 20, 2005, or the Prospectus. We have amended the Prospectus by extending the expiration date so that the offer will remain open until 5:00 p.m., New York City time, on Friday, December 9, 2005. In addition, we have further amended the Prospectus by adding certain additional and updated disclosures contained in this Supplement. We refer to the Prospectus, as amended and supplemented by this Supplement, as “the offer”.
      Except for the extension of the expiration date and the additional and updated disclosures contained in this Supplement, all other terms of the offer and the subsequent merger remain the same.
      This Supplement modifies and supersedes the information included in the Prospectus to reflect the extension of the expiration date and the addition and update of certain disclosures. This Supplement is not complete without, and may not be utilized except in connection with, the Prospectus. You are urged to read both this Supplement and the accompanying Prospectus in full to obtain information concerning the offer. If there is a conflict between this Supplement and the accompanying Prospectus, you should rely on the information in this Supplement.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE VECTOR COMMON STOCK TO BE ISSUED IN THIS OFFER AND THE SUBSEQUENT MERGER OR DETERMINED IF THE INFORMATION CONTAINED IN THIS SUPPLEMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Supplement is November 7, 2005.

FORWARD-LOOKING INFORMATION
BACKGROUND AND REASONS FOR THE OFFER AND SUBSEQUENT MERGER
THE OFFER
CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS
ANNEX A INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF VECTOR AND VGR HOLDING
ANNEX B INTERESTS OF VECTOR AND THE DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES OF VECTOR IN COMMON SHARES OF NEW VALLEY

FORWARD-LOOKING INFORMATION
      The last paragraph of the section entitled “Forward-Looking Information”, beginning on page 23 of the Prospectus, is hereby amended and restated in its entirety as follows:

“Although we believe the expectations reflected in these forward-looking statements are based on reasonable assumptions, there is a risk that these expectations will not be attained and that any deviations will be material. The forward-looking statements speak only as of the date they are made.”
BACKGROUND AND REASONS FOR THE OFFER AND SUBSEQUENT MERGER
      The last two sentences of the subsection entitled “Vector Board’s Decision to Commence the Offer”, beginning on page 26 of the Prospectus, are deleted and replaced with the following:

“On October 19, 2005, the special committee announced that it engaged The Blackstone Group L.P., or Blackstone, as financial advisors, and Kirkland & Ellis LLP, or Kirkland & Ellis, as legal advisor to assist in its evaluation of our offer. One day prior, on October 18, 2005, representatives of Blackstone and Kirkland & Ellis sent to Vector’s advisors their information and interview request lists related to the due diligence review that they intended to undertake on behalf of the special committee.

On October 20, 2005, we commenced the offer.

Also on October 20, 2005, representatives of Blackstone and Kirkland & Ellis scheduled a series of meetings with Vector and New Valley in response to their due diligence requests.

On October 24, 2005, representatives of New Valley, Blackstone and Kirkland & Ellis held the first of their informational meetings at New Valley’s and Vector’s offices in New York City. At this meeting, representatives of New Valley gave a presentation on its real estate and real estate-related holdings.

On October 25, 2005, representatives of Vector, Blackstone and Kirkland & Ellis held the second of their informational meetings at New Valley’s and Vector’s offices in New York City. At this meeting, representatives of Vector gave a presentation on its tobacco businesses. In addition, on October 25, 2005, Vector representatives and its outside counsel gave a presentation by teleconference to representatives of Kirkland & Ellis and Blackstone regarding Vector’s litigation related to tobacco products.

On October 27, 2005, on two separate calls, representatives of Vector and New Valley and its outside counsel gave presentations by teleconference to representatives of Blackstone and Kirkland & Ellis regarding tax matters affecting Vector and New Valley and other litigation affecting New Valley, respectively.

On November 2, 2005, the special committee filed a Solicitation/ Recommendation Statement on Schedule 14D-9 in which the special committee stated that it had determined on behalf of the New Valley board of directors that our offer was inadequate and not in the best interests of the holders of common shares of New Valley, other than Vector and its affiliates. Accordingly, the special committee recommended that holders of common shares of New Valley reject our offer and not tender their common shares pursuant to our offer.

On November 3, 2005, Vector issued the following statement in response to the recommendation by the special committee of the New Valley board of directors that New Valley stockholders not tender into our offer:

‘We are disappointed by the special committee’s decision recommending against our premium offer of $9 per share in Vector Group stock, which we believe represents compelling value for all New Valley shareholders. We are eager for New Valley shareholders — once they have had the opportunity to review our exchange offer materials — to make their own determination on the merits of our offer.

Due to the 90% tender requirement, it is highly unlikely that Vector will be able to close this transaction unless all significant New Valley shareholders tender into the offer. If the 90% tender requirement is not satisfied, there can be no second-step short form merger and, consequently, no appraisal rights.’

On November 4, 2005, representatives of Blackstone spoke with representatives of Jefferies to exchange perspectives regarding the offer and subsequent merger.

On November 7, we announced that we extended the offer until 5:00 p.m. on December 9, 2005.”

      The last paragraph of the subsection entitled “Opinion of Jefferies”, beginning on page 29 of the Prospectus, is hereby amended and restated in its entirety as follows:

“During the past two years, Vector has paid to Jefferies fees in the amount of approximately $3.9 million. In addition, pursuant to an engagement letter between Vector and Jefferies dated as of September 27, 2005, Vector has agreed to pay Jefferies $325,000 upon delivery of its opinion for its services in connection with the offer. Jefferies will also be reimbursed for reasonable expenses incurred, including the fees and disbursements of Jefferies’ counsel. Vector has agreed to indemnify Jefferies against liabilities arising out of or in connection with the services rendered or to be rendered by it under its engagement.”

THE OFFER
      The subsection entitled “Timing of the Offer”, beginning on page 48 of the Prospectus, is hereby amended and supplemented as follows:

“We have extended the offer until 5:00 p.m. on December 9, 2005. All references to the expiration of the offer shall mean such time and date as extended.”
      The first paragraph of the subsection “Material U.S. Federal Income Tax Consequences”, beginning on page 52 of the Prospectus, is hereby amended and restated in its entirety as follows:

“The following description constitutes the opinion of Milbank, Tweed, Hadley & McCloy LLP, our counsel, as to the material United States federal income tax consequences for New Valley stockholders of the offer and the subsequent merger. It is based upon the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), regulations under the Code, and court and administrative rulings and decisions in effect on the date of this Prospectus, all of which are subject to change, possibly retroactively. Any change could affect the continuing validity of the tax consequences described in this Prospectus. We have not requested and will not request an advance ruling from the Internal Revenue Service as to the tax consequences of the offer and the subsequent merger. This description is not binding on the Internal Revenue Service, and there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below.”
      The first and second bullet points under the subsection entitled “Additional Conditions:”, beginning on page 59 of the Prospectus, are hereby amended and restated in their entirety as follows:

“ •	there shall be threatened, instituted or pending any action, proceeding or application by or before any court, government or governmental authority or other regulatory or administrative agency or commission, domestic or foreign (other than the New Valley stockholder litigations described under “Certain Legal Matters and Regulatory Approvals — Stockholder Litigation” beginning on page 63),

•	which challenges the acquisition by us of the common shares of New Valley, seeks to restrain, delay or prohibit the consummation of the offer or the transactions contemplated by the offer or any subsequent merger or seeks to obtain any material damages or otherwise directly or indirectly relates to the transactions contemplated by the offer or subsequent merger,

•	which seeks to prohibit or impose material limitations on our acquisition, ownership or operation of all or any portion of our or New Valley’s business or assets (including the business or assets of their respective affiliates and subsidiaries) or of the common shares of New Valley (including, without limitation, the right to vote the shares purchased by us, on an equal basis with all other shares, on all matters presented to the stockholders of New Valley), or seeks to compel us to dispose of or hold separate all or any portion of our or New Valley’s business or assets (including the business or assets of their respective affiliates and subsidiaries) as a result of the transactions contemplated by the offer or any subsequent merger,

•	which may reasonably be expected to adversely affect New Valley or us, or any of our respective affiliates or subsidiaries (which we refer to as an “Adverse Effect”), or result in a diminution in the value of the common shares of New Valley or common stock of Vector or the benefits expected to be derived by us, as described under “Background and Reasons for the Offer and Subsequent Merger — Key Factors Motivating the Offer — Vector Board’s Decision to Commence the Offer” beginning on page 26, as a result of the transactions contemplated by the offer or any subsequent merger (which we refer to as a “Diminution in Value”), or

•	which seeks to impose any condition to the offer unacceptable to us; or

•	there shall have occurred any development in the New Valley stockholder litigations, described under “Certain Legal Matters and Regulatory Approvals — Stockholder Litigation” beginning on page 63, that is adverse to the defendants in those litigations; or”
      The sixth bullet point under the subsection entitled “Additional Conditions:”, beginning on page 59 of the Prospectus, is hereby amended and restated in its entirety as follows:

“ •	New Valley or any subsidiary of New Valley shall have:

•	issued, distributed, pledged, sold or authorized, or proposed the issuance of or sale, distribution or pledge to any person of (1) any shares of its capital stock (other than sales or issuances pursuant to employee stock options outstanding on October 20, 2005 and disclosed in New Valley’s filings with the SEC prior to that date, in accordance with the then-existing terms thereof) of any class (including, without limitation, the common shares of New Valley) or securities convertible into or exchangeable for any such shares of capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any other securities of New Valley, (2) any other securities in respect of, instead of or in substitution for shares outstanding on October 20, 2005, or (3) any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities,

•	purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire any outstanding shares of its capital stock or other securities, except in accordance with the terms of contractual arrangements in effect on October 20, 2005 and disclosed in New Valley’s filings with the SEC prior to that date,

•	proposed, recommended, authorized, declared, issued or paid any dividend or distribution on any shares of its capital stock or any other security, whether payable in cash, securities or other property,

•	altered or proposed to alter any material term of any outstanding security,

•	incurred, agreed to incur or announced its intention to incur any additional debt, except any borrowings under existing credit agreements, as in effect on October 20, 2005 and disclosed in New Valley’s filings with the SEC prior to that date, in the ordinary course of business consistent with past practice,

•	authorized, recommended, proposed or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, recapitalization, acquisition or disposition of securities, any acquisition or sale, conveyance, transfer or other disposition of assets (other than in the ordinary course of business), any material change in its capitalization or business operations, any release or relinquishment of any material contractual or other rights or any comparable event, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced, or

•	entered into any other agreement or otherwise effected any other arrangement with any other party or with its officers or other employees of New Valley that might, individually or in the aggregate, have an Adverse Effect or result in a Diminution in Value; or”
      As of the date of this Supplement, we are not aware of any facts or circumstances that would cause the conditions in the sixth bullet point not to be satisfied.

CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS
      The first paragraph of the subsection entitled “Stockholder Litigation”, on page 63 of the Prospectus, is hereby amended and restated in its entirety as follows:

“On or about September 29, 2005, an individual stockholder of New Valley filed a complaint in the Delaware Court of Chancery purporting to commence a class action lawsuit against Vector, New Valley and each of the individual directors of New Valley. The complaint was styled as Pill v. New Valley Corporation, et al., (C.A. No. 1678-N). On or about September 29, 2005, a separate action was filed in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida styled as Tombs v. New Valley Corporation, et al. (Case No. 05-19623 CA 22). On or about October 28, 2005, a separate action was filed in the Delaware Court of Chancery purporting to commence a class action lawsuit against Vector, New Valley and each of the individual directors of New Valley. The complaint was styled as Lindstrom v. LeBow, et al. (Civil Action No. 1745-N). In general, these complaints allege, among other things: (1) breaches of fiduciary duty by Vector, New Valley and the members of New Valley’s board in connection with the offer and the subsequent merger; (2) that the consideration Vector is offering is inadequate; and (3) that Vector is acting to further its own interests at the expense of the holders of New Valley’s common shares. Among other remedies, these complaints seek to enjoin the offer and subsequent merger or, alternatively, damages in an unspecified amount and rescission in the event the subsequent merger occurs.”

ANNEX A
INFORMATION CONCERNING THE DIRECTORS AND
EXECUTIVE OFFICERS OF VECTOR AND VGR HOLDING
      The first paragraph of “Annex A — Information Concerning the Directors and Executive Officers of Vector and VGR Holding”, beginning on page A-1 of the Prospectus, is hereby amended and restated in its entirety as follows:

“The following table sets forth for each executive officer and director of Vector and each executive officer and director of VGR Holding, his or her name, business or residence address, principal occupation or employment at the present time and during the last five years, and the name of any corporation or other organization in which such employment is conducted or was conducted. All of the persons listed below are citizens of the United States of America. During the past five years, none of the executive officers or directors of Vector nor any of the executive officers or directors of VGR Holding have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of these laws. Unless otherwise indicated, the principal business address of each director and executive officer is 100 S.E. Second Street, Miami, Florida 33131.”

ANNEX B
INTERESTS OF VECTOR AND THE DIRECTORS, EXECUTIVE OFFICERS
AND AFFILIATES OF VECTOR IN COMMON SHARES OF NEW VALLEY
      “Annex B — Interests of Vector and the Directors, Executive Officers and Affiliates of Vector in Common Shares of New Valley”, beginning on page B-1 is hereby amended and restated in entirety as follows:
ANNEX B
INTERESTS OF VECTOR AND THE DIRECTORS,
EXECUTIVE OFFICERS AND AFFILIATES OF VECTOR
IN COMMON SHARES OF NEW VALLEY
      The following table sets forth the interests by Vector and VGR Holding and their respective directors and executive officers in the shares of New Valley, as of October 18, 2005. Unless otherwise indicated, neither Vector nor VGR Holding has and none of the directors or executive officers of Vector or VGR Holding has bought or sold any shares of New Valley within the past 60 days.

			Percentage of
	Number of		Outstanding
	Common Shares		Common
Name	Beneficially Owned		Shares

Bennett S. LeBow	12,849,118	(1)	57.7%
Vector Group Ltd.
VGR Holding Inc.
Howard M. Lorber	963,941	(2)	4.3%
Henry C. Beinstein	41,499	(3)	*
Robert J. Eide	5		*

*	Less than 1%.

(1)	VGR Holding exercises sole voting power and sole dispositive power over 12,849,118 common shares of New Valley. Each of Vector and Mr. LeBow disclaims beneficial ownership of these shares under Rule 13d-3, or for any other purpose.

(2)	Includes 778,608 common shares of New Valley held directly by Mr. Lorber, 120,000 common shares of New Valley held by Lorber Alpha II Partnership, a Nevada limited partnership, and 65,333 common shares of New Valley subject to currently exercisable employee stock options. Lorber Alpha II, Inc., a Nevada corporation, is the general partner of Lorber Alpha II Partnership. Mr. Lorber is the director, officer and principal stockholder of Lorber Alpha II, Inc.

(3)	Includes 833 common shares of New Valley beneficially owned by his spouse, as to which shares Mr. Beinstein disclaims beneficial ownership, and 30,000 common shares of New Valley issuable upon exercise of options exercisable within 60 days of October 19, 2005.”

* * *
About Vector Group Ltd.
Vector Group is a holding company that indirectly owns Liggett Group Inc., Vector Tobacco Inc. and a controlling interest in New Valley Corporation. Additional information concerning the company is available on the company’s website, www.VectorGroupLtd.com.
Additional Information and Where to Find It
A prospectus, which is part of the Vector Registration Statement on Form S-4, and related exchange offer materials, including a letter of transmittal, has been mailed to stockholders of New Valley. In addition, Vector has filed such prospectus and related materials and a proxy statement on Schedule 14A and related materials with the Securities and Exchange Commission (SEC). Investors and security holders are advised to carefully read these documents. These materials contain important information about the transaction and should be read in connection with making a decision with respect to the exchange offer.
Investors and security holders may obtain a free copy of the prospectus, proxy statement and other documents filed by Vector with the SEC at the SEC’s web site, www.sec.gov. Copies of such prospectus, proxy statement and Vector’s related filings made with the SEC may also be obtained from Vector’s Investor Relations Department at 305-579-8000 or from Georgeson Shareholder Communications Inc., Vector’s information agent, at (877) 388-2794 (toll free).
* * *
This filing contains certain forward-looking statements about future business transactions involving Vector and New Valley. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The statements are based upon Vector’s current expectations and beliefs and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Actual results could differ materially from what is expressed or forecasted in this news release. Those risk factors are discussed in the Vector and New Valley Annual Reports on Form 10-K and subsequent reports that have been filed by the companies with the SEC.